OMB APPROVAL
                                        ---------------------------------
                                        OMB Number:             3235-0145
                                        Expires:        December 31, 1997
                                        Estimated average burden
                                        hours per response . . . .14.90


                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                              SCHEDULE 13D

                    Under the Securities Act of 1934
                      (Amendment No.     3       )*
                                     ------------


                       Western Country Clubs, Inc.
 ----------------------------------------------------------------------
                            (Name of Issuer)


                      Common Stock,  $.01 par value
 ----------------------------------------------------------------------
                     (Title of Class of Securities)


                               958054 108
                 ---------------------------------------
                             (CUSIP Number)


Troy H. Lowrie, 1601 West Evans, Denver, Colorado  80223   (303) 934-2424
-------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)


                            October 10, 1996
         ------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 958054 108
                                                              Page 2 of 8


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Social Security or I.R.S. Identification No. of above Person

     Troy H. Lowrie

2.   Check the Appropriate Box If a Member of a Group
                                                              [ ] A
                                                              [ ] B
3.   Sec Use Only


4.   Source of Funds*

     N/A
5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [ ]

6.   Citizenship or Place of Organization
     USA

            Number of                     7. Sole Voting Power
              Shares                          466,800
           Beneficially
             Owned by                     8. Shared Voting Power
              Each
             Reporting
              Person                      9. Sole Dispositive Power
              With                            466,800

                                          10. Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     466,800

12.  Check If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                          [ ]

13.  Percent of Class Represented by Amount in Row (11)
     12.84%

14.  Type of Reporting Person*
     IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP NO. 958054 108
                                                              Page 3 of 8

ITEM 1.   SECURITY AND ISSUER

     Common Stock, $.01 par value

     WESTERN COUNTRY CLUBS, INC.
     5218 Classen Blvd.
     Oklahoma City, Oklahoma 73118


ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The Reporting Person is Troy H. Lowrie ("Lowrie".)

     (b) The mailing address and principal business address of the Reporting Person is:

          Troy H. Lowrie
          1601 West Evans
          Denver, Colorado   80223

     (c)  Reporting Person is the sole owner of Lowrie Investment
          Management, Inc., a company engaged in the restaurant/nightclub business, with offices at 1601 West Evans, Denver, Colorado 80223.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Reporting Person is a citizen of the United States.

CUSIP NO. 958054 108
                                                              Page 4 of 8

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Lowrie entered into a Stock Purchase Agreement dated as of September 20, 1996 (the "Agreement") with Red River Concepts, Inc., a Delaware corporation ("Red River"), and the Issuer, under which Red River agreed to purchase from Lowrie 1,300,000 shares of common stock, $.01 par value (the "Shares"), of the Issuer, upon the terms and conditions set forth in the Agreement.

     Pursuant to the first closing under the Agreement which occurred on October 10, 1996 (the "First Closing"), Lowrie sold: (i) 200,000 Shares (the "Initial Shares") for $1.00 per share or $200,000 in cash to certain designees of Red River; and (ii) 800,000 Shares (the "Second Shares") for $1.00 per share or $800,000 paid with a one-year promissory note in the principal amount of $800,000 (the "Note") to Red River. The Note bears interest at the prime rate of First Interstate Bank of Denver, N.A., is secured by the Second Shares, is guaranteed by Red River and is personally guaranteed by James E. Blacketer and Joe R. Love. The failure of Red River to purchase the Third Shares at the second closing (the "Second Closing") constitutes a default under the Note.

     At the Second Closing under the Agreement, Lowrie will sell to Red River 300,000 Shares (the "Third Shares") at $1.00 per share or $300,000 payable in cash. The Second Closing is scheduled to occur on or before April 15, 1997.

     In connection with the First Closing, Lowrie and Red River entered into a Voting Trust Agreement with respect to the Second and Third Shares under which Red River granted to Lowrie the right to vote the Second and Third Shares on all matters submitted to the shareholders of the Issuer, but only upon the occurrence of an event of default under the Note and during the pendency thereof.

     New officers have been appointed for the Issuer in connection with the Agreement, and Mr. Love has become a director and Mr. Blacketer has been appointed President and a director. By agreement dated February 4, 1997, Mr. Lowrie resigned as a director of the Issuer and agreed to divest himself of all beneficial ownership in the Company by May 15, 1997.

CUSIP NO. 958054 108
                                                              Page 5 of 8

     For a more complete description of the Agreement and the transactions contemplated thereby, see the Issuer's Form 8-K dated October 10, 1996.

     On July 23, 1996, Lowrie was granted 10,000 shares under the Issuer's 1995 Employee Stock Compensation Plan, valued at $3.50 per share, not 82,000 shares as previously reported in the Reporting Person's Schedule 13D Amendment No. 2.

     As a result of the foregoing transactions, Mr. Lowrie currently owns 466,800 shares.

ITEM 4. PURPOSE OF TRANSACTION

     Except as otherwise stated herein, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 958054 108
                                                              Page 6 of 8

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 466,800 shares, representing 12.84% of the Issuer's outstanding common stock as of February 20, 1997.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 466,800 shares reported herein.

     (c)  The transactions in the last 60 days are as follows:

          None.


     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3. above for a description of the Stock Purchase Agreement, the Voting Trust Agreement and the Note entered into between Red River, the Issuer and Mr. Lowrie in connection with Red River's purchase of shares from Mr. Lowrie.

CUSIP NO. 958054 108
                                                              Page 7 of 8

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


          Exhibit 9.1 Voting Trust Agreement between Troy H. Lowrie and Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

          Exhibit 10.1    Stock Purchase Agreement between the Issuer,
             Troy H. Lowrie and Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

          Exhibit 10.2 Amendment to Stock Purchase Agreement dated November 26, 1996.

          Exhibit 10.3 Cessation Agreement dated February 4, 1997 between Troy H. Lowrie, Red River Concepts, Inc., Western Country Clubs, Inc. and Jebco, L.L.C.

CUSIP NO. 958054 108
                                                              Page 8 of 8

SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: February 28, 1997                /s/Troy H. Lowrie
                                        --------------------------------
                                        Troy H. Lowrie




ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).